UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

PURE STORAGE INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

74624M102
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Duquesne Family Office LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,133 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,133 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,133 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.123% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 74624M102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanley F. Druckenmiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 926,133 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 926,133 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,133 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.123% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Pure Storage Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

650 Castro Street, Suite 400, Mountain View, California 94041

Item 2(a)	Name of Person Filing:

This statement is filed by: (i) Duquesne Family Office LLC (“DFO”) with respect to shares of Class A Common Stock, $0.0001 par value per share (“Shares”), of the Issuer held by certain entities it controls; and (ii) Stanley F. Druckenmiller with respect to Shares held by certain entities controlled by DFO.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of Duquesne Family Office LLC and Mr. Druckenmiller is 40 West 57th Street, 24th Floor, New York, New York 10019.

Item 2(c)	Citizenship:

Duquense Family Office LLC is a Delaware limited liability company. Mr. Druckenmiller is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

74624M102

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon 82,493,782 Shares issued and outstanding, as reported on the Issuer's prospectus filed with the Securities and Exchange Commission on Form 10-Q on December 13, 2016.

As of the close of business on December 31, 2016:
1. Duquesne Family Office LLC
(a) Amount beneficially owned: 926,133
(b) Percent of class: 1.123%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 926,133
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 926,133

2. Stanley F. Druckenmiller
(a) Amount beneficially owned: 926,133
(b) Percent of class: 1.123%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 926,133
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 926,133

DFO and Stanley F. Druckenmiller directly own no Shares.  DFO maintains investment and voting power with respect to the securities held by certain entities it controls.  Mr. Druckenmiller controls DFO. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of DFO and Mr. Druckenmiller may be deemed to beneficially own 926,133 Shares (constituting approximately 1.123% of the Shares outstanding).  Each of DFO and Mr. Druckenmiller disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

DUQUESNE FAMILY OFFICE LLC

By:	/s/ Gerald Kerner
Name:Gerald Kerner
Title: Authorized Person

STANLEY F. DRUCKENMILLER

By:	/s/ Gerald Kerner
Name:Gerald Kerner
Title: Attorney-in-Fact